File Reference 82-34868

Fisher & Paykel
Appliances Holdings
Limited

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

RECEIVED
2006 DEC -7 P 2:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4 December 2006

06019036

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868

The attached documents were lodged with the New Zealand Stock Exchange [NZX] and Australian Stock Exchanges [ASX] from 21 November to 4 December 2006

Accordingly a copy of this documents is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868. [Refer Appendix 1]

Yours faithfully

M D Richardson
Chief Financial Officer

PROCESSED
DEC 15 2006 E
THOMSON
FINANCIAL

Enclosures:
NZX Disclosure of Officers Relevant Interests – R Holbrook – 21 November 2006
ASX Appendix 3B – 29 November 2006
NZX Notice of Issue of Securities – 29 November 2006
ASX Appendix 3B – 30 November 2006
NZX Notice of Issue of Securities – 30 November 2006
NZX/ASX Interim Report for 2006/2007

View Announcement

Announcement

Headline: Initial Officers Disclosure - R L Holbrook

Announcement text:

Disclosure Notice*
Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988
A. Disclosure obligation (tick box to note which disclosure obligation applies)**
☐
Initial disclosure (complete Parts A, B, C, D, F and G of this notice).
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary
1. Name Rebecca Lynn Holbrook
2. Name of issuer Fisher & Paykel Appliances Holdings Limited
3. Name of related body corporate (if applicable)1 N.A.
4. Position you hold in the issuer General Counsel
5 Date of this disclosure notice 21 November 2006

C. Nature of relevant interest
6. Name of registered holder(s)2 of security (as required by regulation 6A(b) or regulation 7(b)) Rebecca Lynn Holbrook
7. Class and type of security3 (as required by regulation 6B or regulation 8) Options to Buy Ordinary Shares
8. Nature of relevant interest4 in security (as required by regulation 6A(a) or regulation 7(a))
Beneficial

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C) 21 November 2006

E. Transaction (for ongoing disclosure)
10. Date of last disclosure5 (as required by regulation 13) -
11. Date(s) of acquisition(s) or disposal(s)(as required by regulation 9) -
12. Number of transactions6 (as required by regulation 12(2), if applicable) -

13. Nature or type of transaction7 (as required by regulation 11(1)(a)) -
14. Consideration8 (as required by regulation 10) -
15. Number of securities held prior, set out by class and type (as required by regulation 8) -
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b)) -

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)
100,000 Options to Buy Ordinary Shares

Signature

R Holbrook

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Initial Disclosure Holbrook	PDF file	30	

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- Initial Officers Disclosure - R L Holbrook
  Status: *Waiting for review*
  Sent - 21 Nov 2006 at 02:53:52 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 16 Nov 2006 at 11:38:14 AM
- Notice of Issue of Securities
  Released - 15 Nov 2006 at 03:52:13 PM
- Notice of Issue of Securities
  Released - 13 Nov 2006 at 02:18:42 PM
- Disclosure of Officers Relevant Interests - R L Cooper
  Released - 13 Nov 2006 at 11:04:47 AM
- Presentation to Analysts and Investment Fund Managers
  Released - 13 Nov 2006 at 08:53:37 AM

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RECEIVED 2006 DEC -7 P 2:34

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© NZX 2002

Disclosure Notice*

Disclosure of directors' and officers' relevant interests
Section 19T, Securities Markets Act 1988

A. Disclosure obligation (tick box to note which disclosure obligation applies)**

√ Initial disclosure (complete Parts A, B, C, D, F and G of this notice).

Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice).

B. Preliminary

1.	Name	Rebecca Lynn Holbrook
2.	Name of issuer	Fisher & Paykel Appliances Holdings Limited
3.	Name of related body corporate (if applicable)[1]	N.A.
4.	Position you hold in the issuer	General Counsel
5	Date of this disclosure notice	21 November 2006

C. Nature of relevant interest

6.	Name of registered holder(s)[2] of security (as required by regulation 6A(b) or regulation 7(b))	Rebecca Lynn Holbrook
7.	Class and type of security[3] (as required by regulation 6B or regulation 8)	Options to Buy Ordinary Shares
8.	Nature of relevant interest[4] in security (as required by regulation 6A(a) or regulation 7(a))	Beneficial

D. Date (for initial disclosure)

9.	Date of disclosure obligation (as required by regulation 6C)	21 November 2006

E. Transaction (for ongoing disclosure)

10.	Date of last disclosure[5] (as required by regulation 13)	-
11.	Date(s) of acquisition(s) or disposal(s)(as required by regulation 9)	-
12.	Number of transactions[6] (as required by regulation 12(2), if applicable)	-

13.	Nature or type of transaction[7] (as required by regulation 11(1)(a))	-
14.	Consideration[8] (as required by regulation 10)	-
15.	Number of securities held prior, set out by class and type (as required by regulation 8)	-
16.	Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))	-

F. Extent of relevant interest

17.	Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	100,000 Options to Buy Ordinary Shares

Signature

R Holbrook

RECEIVED
2005 DEC -7 P 2:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,334 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 November 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,393,476	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,902,024	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 November 2006
(Company secretary)

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited
Stock Exchange Release NZX 29 November 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,334

3. Principal Terms of the Securities : Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,334 Shares @ NZ$2.525

5. Date of Issue : 29 November 2006

6. Number and Class of All Securities Quoted, Including This Issue : 283,393,476 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 6,902,024 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Currently being worked on by Aaron Lim*

  Sent - 29 Nov 2006 at 02:26:40 PM

Last 5 Released Announcement(s)

- Initial Officers Disclosure - R L Holbrook
  Released - 21 Nov 2006 at 02:55:11 PM
- Notice of Issue of Securities
  Released - 16 Nov 2006 at 11:38:14 AM
- Notice of Issue of Securities
  Released - 15 Nov 2006 at 03:52:13 PM
- Notice of Issue of Securities
  Released - 13 Nov 2006 at 02:18:42 PM
- Disclosure of Officers Relevant Interests - R L Cooper
  Released - 13 Nov 2006 at 11:04:47 AM

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Logged in (1)

- *L Ross*

© NZX 2002

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 29 November 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	13,334
3.	Principal Terms of the Securities	:	Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	13,334 Shares @ NZ$2.525
5.	Date of Issue	:	29 November 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,393,476 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	6,902,024

M D Richardson
Company Secretary

RECEIVED
2006 DEC -1 P 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,334 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 November 2006, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	283,406,810	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,888,690	Ordinary Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 November 2006
(Company secretary)

Print name: M D Richardson

== == == == ==

+ See chapter 19 for defined terms.

View Announcement

Announcement

Headline: Notice of Issue of Securities

Announcement text:

Fisher & Paykel Appliances Holdings Limited
Stock Exchange Release NZX 30 November 2006

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,334

3. Principal Terms of the Securities : Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,334 Shares @ NZ$2.525

5. Date of Issue : 30 November 2006

6. Number and Class of All Securities Quoted, Including This Issue : 283,406,810 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 6,888,690 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Embargo Until: None

Attachments

Description	Type	Size (kb)	Action
Notice of Issue of Securities	PDF file	12	

Comments

This announcement has no comments.

Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Notice of Issue of Securities
  Status: *Waiting for review*
  Sent - 30 Nov 2006 at 02:23:21 PM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 29 Nov 2006 at 02:27:32 PM
- Initial Officers Disclosure - R L Holbrook
  Released - 21 Nov 2006 at 02:55:11 PM
- Notice of Issue of Securities
  Released - 16 Nov 2006 at 11:38:14 AM
- Notice of Issue of Securities
  Released - 15 Nov 2006 at 03:52:13 PM
- Notice of Issue of Securities
  Released - 13 Nov 2006 at 02:18:42 PM

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- *L Ross*

RECEIVED 2006 DEC -7 P 2:34

© NZX 2002

Fisher & Paykel Appliances Holdings Limited

Stock Exchange Release NZX 30 November 2006

Notice of Issue of Securities

1.	Class of Securities Issued	:	Ordinary Shares
2.	Number of Securities Issued	:	13,334
3.	Principal Terms of the Securities	:	Issue of 13,334 Ordinary Shares following the exercise of 13,334 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.
4.	Issue Price	:	13,334 Shares @ NZ$2.525
5.	Date of Issue	:	30 November 2006
6.	Number and Class of All Securities Quoted, Including This Issue	:	283,406,810 Ordinary Shares
7.	Number and Class of All Securities Not Quoted Options to Acquire Ordinary Shares	:	6,888,690

M D Richardson
Company Secretary

View Announcement

Announcement

Headline	Interim Report for the Six Month Period Ended 30/09/2006
Announcement text	Fisher & Paykel Appliances Holdings Limited has provided a copy of its Interim Report for the six month period ended 30 September 2006. A copy of this report will also be available on the Company's website - www.fisherpaykel.com
Embargo Until	None

Attachments

Description	Type	Size (kb)	Action
Interim Report	PDF file	2541	

Comments

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Being Worked On (0)

No announcements are being worked on.

Waiting for Release (1)

- Interim Report for the Six Month Period Ended 30/09/2006
  Status: *Waiting for review*
  Sent - 4 Dec 2006 at 09:19:35 AM

Last 5 Released Announcement(s)

- Notice of Issue of Securities
  Released - 30 Nov 2006 at 02:26:27 PM
- Notice of Issue of Securities
  Released - 29 Nov 2006 at 02:27:32 PM
- Initial Officers Disclosure - R L Holbrook
  Released - 21 Nov 2006 at 02:55:11 PM
- Notice of Issue of Securities
  Released - 16 Nov 2006 at 11:38:14 AM
- Notice of Issue of Securities
  Released - 15 Nov 2006 at 03:52:13 PM

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© NZX 2002

Fisher&Paykel appliances

INTEGRITY

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

Interim Report 2006/2007


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AQUASMART

Operating Performance Up 20 Percent

Increased appliance sales in all markets and a continued strong focus on cost down have resulted in Fisher & Paykel Appliances Holdings Limited reporting a 19.9 percent increase in operating profit before interest, taxation and restructuring costs for the 6 months ended 30 September 2006. The improvement on the previous corresponding period ($54.247 million compared to $45.243 million) was achieved despite:

- unfavourable currency movements,
- high raw material prices,
- softening demand generally in the USA,
- high domestic interest rates, which negatively affected the Finance business.

Group profit after taxation, but before restructuring costs was $27.714 million compared to $26.573 million for the previous corresponding period.

After deducting restructuring costs of $2.100 million after tax, Group profit after taxation was $25.614 million ($26.206 million last year).

Record first half sales revenues were achieved in New Zealand, USA, Singapore, Europe and Rest of World markets. Increased market shares and global expansion were instrumental in the growth.

On 15 June 2006, the Group acquired Elba S.p.A., the European cookware business of De'Longhi S.p.A. Based near Treviso, Italy, Elba manufactures and distributes cookware products, including freestanding cookers, built-in ovens and cooktops. The acquisition provides a platform to achieve strategic growth in Europe through significantly increased distribution and access to a range of cooking products designed for both the local European and UK markets. These will complement our own range of products. Synergistic benefits are also expected to be realised between the three cooking plants in Italy, USA and New Zealand. Elba contributed $3.995 million to operating profit before interest, taxation and amortisation for the half, which is in line with expectations.

The Finance Group delivered a satisfactory result in an intensely competitive market in which funding costs have continued to increase. Synergies from the integration of the Farmers Finance business and other cost savings have contributed to earnings in the first half.

Financial Performance

	6 Months 30 Sept 2006 $000	6 Months 30 Sept 2005 $000	Year 31 Mar 2006 $000
Operating Profit before Interest, Taxation and Restructuring Costs			
Appliances	39,981	31,520	82,445
Finance	14,266	13,723	28,399
	54,247	45,243	110,844
Restructuring Costs (see note below)			
Appliances	(2,663)	(525)	(998)
Finance	(472)	–	–
	(3,135)	(525)	(998)
Operating Profit before Interest and Taxation			
Appliances	37,318	30,995	81,447
Finance	13,794	13,723	28,399
	51,112	44,718	109,846
Interest*	(9,960)	(5,890)	(13,188)
Operating Profit before Taxation	41,152	38,828	96,658
Taxation	(15,538)	(12,622)	(32,713)
Group Profit after Taxation	25,614	26,206	63,945
Group Profit after Taxation, excluding Restructuring Costs	27,714	26,573	64,632

* Excludes operating interest of the Finance Group

Restructuring Costs:
These costs represent staff retrenchment costs due to: outsourcing, the relocation of plant closer to our major markets and the integration of acquired businesses.

Revenue

Total operating revenue at $696.682 million was $126.733 million (22.2 percent) up on the previous corresponding period, including $53.722 million attributable to Elba S.p.A., which was acquired on 15 June 2006.

	6 months 30 Sep 2006 NZ$'000	6 months 30 Sep 2005 NZ$'000	Year 31 Mar 2006 NZ$'000
Appliances			
New Zealand	120,152	119,225	248,889
Australia	198,281	167,162	375,968
USA	241,811	198,039	412,660
Singapore	6,925	5,290	11,518
Europe	46,257	7,681	13,571
Rest of World	22,490	8,322	19,572
	635,916	505,719	1,082,178
Finance			
New Zealand	60,029	63,800	126,402
Interest	737	430	537
Total Operating Revenue	696,682	569,949	1,209,117

Excluding Elba S.p.A., Appliances sales were up 15 percent reflecting continued growth in generally flat or declining market conditions.

Finance revenue was down slightly due to continued intense competition in the market and continued price deflation in many durable products.

Cash Flow

Cash flow from operations was $21.108 million compared to $37.767 million in the first half of 2005/06.

Working capital timing differences, mainly associated with Elba S.p.A., reduced cash flow from operations by $9.4 million during the half. These are expected to reverse in the December quarter.

Inventories across the Group are generally well balanced to current sales levels and include cover for the seasonal Australian and New Zealand refrigeration sales that normally begin in late October.

Capital and Depreciation

Capital expenditure in cash flow terms was as follows:

	6 months 30 Sep 2006 $'000	6 months 30 Sep 2005 $'000
Appliances	21,549	18,914
Finance	989	2,140
	22,538	21,054

Capital expenditure for the full year is expected to be $61 million, including $3 million for Elba S.p.A. and $3 million for the Finance Group.

Depreciation charges were:

	6 months 30 Sep 2006 $000	6 months 30 Sep 2005 $000
Appliances	19,811	15,403
Finance	931	1,004
	20,742	16,407

Dividend

The Directors have approved an interim dividend of 9 cents per share, which is unchanged from the previous corresponding period. The dividend will be fully imputed for New Zealand tax residents and 100 percent franked for Australian tax residents. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The interim dividend will be paid on 4 December 2006.

The record date will be 23 November 2006 and the ex-dividend dates 17 November 2006 for the ASX and 24 November 2006 for the NZX.



Appliances Group

The Appliances Group segmented result for the six months ended 30 September 2006 was:

	6 months 30 Sep 2006 NZ$000	6 months 30 Sep 2005 NZ$000	Percentage Change	Year 31 Mar 2006 NZ$000
Revenue	**636,620**	506,116	25.8	1,082,650
Operating Profit before Interest, Taxation & Restructuring Costs	**39,981**	31,520	26.8	82,445
Operating Profit before Interest & Taxation	**37,318**	30,995	20.4	81,447
Assets Employed	**1,023,316**	726,366		778,728
Operating Margin*	**6.3%**	6.2%		7.6%

* Operating Profit Before Interest, Taxation & Restructuring Costs to Sales

High prices for commodities used in raw materials such as steel, plastics and copper continued during the first half. Although raw material price levels appear to have reached a plateau, the outlook still remains uncertain. A continued strong focus on "cost down" cushioned the full impact of these exceptionally high prices during the half.

In New Zealand, the Group retained the market share gains achieved in the second half of the last financial year, despite the overall market being down on the previous year. A price increase was implemented in September.

In Australia, retail competition remains intense. The overall market size reduction that occurred last year appears to have abated with this year's first half figures indicating slight growth. Our market share during the half was up on the previous corresponding period.

Sales growth has slowed in the USA, in line with general market conditions. We continue to increase our presence in this strategically important market. The SmartLoad dryer line and motor manufacturing plant were recently transferred ahead of schedule to our factory in Clyde, Ohio, which now manufactures clothes washers, clothes dryers and motors for the North American market.

There are now nine Fisher & Paykel operated warehouses in North America through which we distribute to over 4,400 stores. We are poised for further growth in this market and are examining additional options to increase distribution.

The motor contract with Whirlpool continues to ramp up with supply now direct from our manufacturing facility in Clyde.

The economy in Singapore has recovered resulting in improved sales levels. The Fisher & Paykel brand remains the number one non-Asian brand in this market.

Our European operation, including the UK and Ireland, is currently progressing through a restructuring phase. With the purchase of Elba S.p.A. in June, Europe now offers a major

opportunity for expansion and the realisation of synergies related to product, distribution and manufacturing.

Appliances revenue by geographic region and currency for the half has been compared to the previous corresponding period in the table below:

		6 months 30 Sep 2006 $000	6 months 30 Sep 2005 $000	Percentage Change
New Zealand	NZD	120,011	119,087	0.8%
Australia	AUD	166,053	153,691	8.0%
USA	USD	152,117	137,969	10.3%
Singapore	SGD	6,907	6,200	11.4%
Europe	NZD	46,213	7,661	503.2%
Rest of World	NZD	22,475	8,320	170.1%

Note: Excludes non appliance related sales

New Zealand revenue held steady at $120.011 million, slightly up on the previous corresponding period. This is a solid result given the state of the market.

Australian sales showed good growth in a slow market, up 8 percent in Australian dollar terms to A$166.053 million, (A$153.691 million last year). This has resulted from first half market share gains.

North American sales have slowed. There is a well documented softening of the USA market, driven by higher interest rates and a slow down in new housing starts. However, growth in North America continued with sales up 10.3 percent to US$152.117 million.

Singapore's economic recovery continued with first half sales up 11.4 percent over the first half of last year to SG$6.907 million.

With the inclusion of sales from Elba S.p.A., Europe and the UK generated revenue of $46.213 million, up 503 percent. Excluding Elba S.p.A., sales exceeded the previous corresponding period by approximately 62 percent.

Rest of World sales increased 170 percent to $22.475 million. Excluding Elba S.p.A., sales were approximately 16 percent up on the previous corresponding period.

Finance Group

The Finance Group segmented result for the half year was as follows:

	6 months 30 Sep 2006 NZ$000	6 months 30 Sep 2005 NZ$000	Year 31 Mar 2006 NZ$000
Revenue	**60,062**	63,833	126,467
Operating Profit before Interest, Taxation and Restructuring Costs*	**14,266**	13,723	28,399
Operating Profit Before Interest and Taxation*	**13,794**	13,723	28,399
Finance Receivables	**526,231**	571,916	571,688

*Includes operating interest

Operating efficiencies and improvements in bad debt management offset the effects of increased funding costs and intense market competition.

Synergies from the continued integration of the Farmers Finance business contributed to operating efficiencies and reductions in the duplication of processes and systems.

New product innovations and a broader range of retailers offering our financial services are encouraging customers to use our credit in a variety of new retail outlets. Farmers Card volumes remain relatively stable with fixed instalment big-ticket finance declining in line with The Farmers Trading Company repositioning their business.

Earnings from the insurance and warranty businesses have again contributed strongly.

Outlook

During the first half the Appliances Group managed to hold or grow market share in all its major markets. This is a pleasing result given the current economic conditions prevailing in most of our markets. Growth is expected to continue in the second half.

The purchase of Elba S.p.A. in Italy, has positioned the *Appliances* Group for expansion in Europe. Early in the new calendar year, we will be commencing direct distribution in the Italian market. This will provide an opportunity to distribute Fisher & Paykel branded product in addition to the current Elba manufactured range of cookware. Work has commenced on implementing manufacturing synergies between the three cooking facilities in Italy, the USA and New Zealand. These will be realised over the next 12-18 months. Fisher & Paykel branded product for sale in New Zealand, Australia, Italy and USA is expected to be available from the Elba factory early in the new calendar year.

New products in three product categories, namely Project Luna gas cooktop in cooking, AquaSmart in laundry and Ice and Water in refrigeration, are due for release in the second half. These have been received positively by the trade and are expected to further drive sales, particularly in the local markets of New Zealand and Australia. These new products will be released to the wider markets in the new financial year.

The review of all parts of the business to identify opportunities to make savings continues.

For the second half, over 90 percent of net exposures against the Australian dollar are hedged at an average rate of $0.856 compared to an average actual rate in the first half of $0.879.

The Finance Group expects to realise further integration synergies in the second half. These will offset a likely softening in market demand and the impact of higher inflationary pressures in the New Zealand economy. Interest rates are expected to remain at current high levels. A broadening in retail distribution will provide additional opportunities for growth.

The Group's after tax profit guidance as given at the Annual Shareholders Meeting in August 2006 remains unchanged, biased to the lower end of $75 to $80 million before restructuring costs and the projected profit on the sale of surplus land.

Gary Paykel.

G.A. Paykel
Chairman
Fisher & Paykel Appliances Holdings Limited

9 November 2006



Statement of Financial Performance (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year 31 Mar 06 $'000
Operating profit before interest and taxation from:			
Appliances	37,318	30,995	81,447
Finance New Zealand	13,794	13,723	28,399
	51,112	44,718	109,846
Interest *	(9,960)	(5,890)	(13,188)
Operating profit before taxation	41,152	38,828	96,658
Taxation	(15,538)	(12,622)	(32,713)
Group profit after taxation	25,614	26,206	63,945
Earnings per share	9c	10c	24c
Diluted earnings per share	9c	10c	23c

* Excludes operating interest of the Finance Group

Revenue (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year 31 Mar 06 $'000
Appliances			
New Zealand	120,152	119,225	248,889
Australia	198,281	167,162	375,968
USA	241,811	198,039	412,660
Singapore	6,925	5,290	11,518
Europe	46,257	7,681	13,571
Rest of World	22,490	8,322	19,572
	635,916	505,719	1,082,178
Finance			
New Zealand	60,029	63,800	126,402
Interest	737	430	537
Total Operating Revenue	696,682	569,949	1,209,117

Statement of Financial Position (Unaudited)

	Consolidated			Appliances Group			Finance Group		
	As at 30 Sep 06 $'000	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000	**As at 30 Sep 06 $'000**	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000	**As at 30 Sep 06 $'000**	As at 31 Mar 06 $'000	As at 30 Sep 05 $'000
Assets									
Current assets									
Cash and bank balances	**71,037**	50,382	34,256	**31,162**	14,400	5,689	**39,875**	35,982	28,567
Debtors and other current assets	**196,832**	155,053	120,176	**190,965**	138,307	113,311	**5,867**	16,746	6,865
Finance receivables	**391,352**	377,952	361,880				**391,352**	377,952	361,880
Inventories	**251,101**	215,008	235,717	**251,101**	215,008	235,717			
Taxation	**15,161**	23,412	11,642	**13,080**	20,063	11,642	**2,081**	3,349	–
Future taxation benefit	**4,927**	5,241	–	**4,927**	5,241	–			
Total current assets	**930,410**	827,048	763,671	**491,235**	393,019	366,359	**439,175**	434,029	397,312
Non current assets									
Property plant and equipment	**354,030**	313,792	299,767	**345,122**	304,943	282,074	**8,908**	8,849	17,693
Investment in Finance Group				**212,491**	217,310	218,046			
Other assets	**1,964**	2,261	2,217	**947**	1,237	1,185	**1,017**	1,024	1,032
Finance receivables	**134,879**	193,736	210,036				**134,879**	193,736	210,036
Intangible assets	**312,885**	200,052	197,135	**176,236**	59,404	52,488	**136,649**	140,648	144,647
Deferred taxation	**13,413**	23,762	28,212	**9,776**	20,125	24,260	**3,637**	3,637	3,952
Total non current assets	**817,171**	733,603	737,367	**744,572**	603,019	578,053	**285,090**	347,894	377,360
Total assets	**1,747,581**	1,560,651	1,501,038	**1,235,807**	996,038	944,412	**724,265**	781,923	774,672
Liabilities									
Current liabilities									
Bank overdrafts	**763**	1,888	13,626	**763**	1,888	13,626			
Current borrowings	**–**	20,000	20,000	**–**	20,000	20,000			
Current finance leases	**601**	624	–	**601**	624	–			
Trade creditors	**123,583**	83,139	72,417	**123,583**	83,139	72,417			
Provisions	**24,727**	26,473	25,214	**24,727**	26,473	25,214			
Finance borrowings	**471,591**	501,562	464,005				**471,591**	501,562	464,005
Taxation	**–**	2,223	116	**–**	2,223	–	**–**	–	116
Other liabilities	**73,398**	63,092	69,705	**49,126**	37,088	41,599	**24,272**	26,004	28,106
Total current liabilities	**694,663**	699,001	665,083	**198,800**	171,435	172,856	**495,863**	527,566	492,227
Term liabilities									
Term borrowings	**336,035**	201,028	178,479	**336,035**	201,028	178,479			
Term finance leases	**1,876**	2,302	–	**1,876**	2,302	–			
Finance borrowings	**15,842**	36,980	64,399				**15,842**	36,980	64,399
Deferred taxation	**–**	18	–	**–**	18	–			
Other liabilities	**4,526**	4,283	–	**4,457**	4,216	–	**69**	67	–
Provisions	**14,353**	15,188	14,989	**14,353**	15,188	14,989			
Total term liabilities	**372,632**	259,799	257,867	**356,721**	222,752	193,468	**15,911**	37,047	64,399
Total Liabilities	**1,067,295**	958,800	922,950	**555,521**	394,187	366,324	**511,774**	564,613	556,626
Shareholders' equity									
Shareholders' equity	**680,286**	601,851	578,088	**680,286**	601,851	578,088			
Investment in Finance Group							**212,491**	217,310	218,046
Total shareholders' equity	**680,286**	601,851	578,088	**680,286**	601,851	578,088			
Total liabilities and shareholders' equity	**1,747,581**	1,560,651	1,501,038	**1,235,807**	996,038	944,412	**724,265**	781,923	774,672

Statement of Cash Flows (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year to 31 Mar 06 $'000
Cash flows from (used in) operating activities			
Receipts from customers	617,191	545,291	1,167,659
Financing interest and fee receipts	64,156	63,370	130,241
Interest received	508	1,015	537
Payments to suppliers and employees	(622,932)	(537,877)	(1,102,750)
Taxation paid	(10,346)	(9,458)	(34,894)
Interest paid - borrowings and Finance Group	(27,469)	(24,574)	(50,900)
Net cash flow from operations	21,108	37,767	109,893
Cash flows from (used in) investing activities			
Sale of fixed assets	13,640	24	1,372
Principal on loans repaid by customers	353,799	353,066	704,451
Purchase of fixed assets	(22,538)	(21,054)	(55,153)
New loans to customers	(315,442)	(362,153)	(720,298)
Acquisition of Elba S.p.A.	(161,786)	–	–
Acquisition of Prime Distributors (Prime)	-	(6,187)	(6,187)
Net cash flow used in investing activities	(132,327)	(36,304)	(75,815)
Cash flows from (used in) financing activities			
Employee Share Purchase Scheme	275	411	782
New term borrowings	345,048	29,346	80,725
New finance borrowings	124,789	40,158	317,049
Repayment of term borrowings	(212,811)	(11,743)	(53,223)
Repayment of finance borrowings	(175,242)	(37,971)	(306,189)
Issue of share capital	78,296	371	2,068
Dividends paid	(23,855)	(23,747)	(47,524)
Supplementary dividends paid to overseas shareholders	(1,933)	(1,767)	(3,609)
Net cash flows from (used in) financing activities	134,567	(4,942)	(9,921)
Net increase (decrease) in cash	23,348	(3,479)	24,157
Opening cash	48,494	24,141	24,141
Cash obtained from acquisitions	(9)	77	77
Effect of foreign exchange rates	(1,559)	(109)	119
Closing cash	70,274	20,630	48,494
Reconciliation of closing cash			
Bank	71,037	34,256	50,382
Bank overdrafts	(763)	(13,626)	(1,888)
Call borrowings	–	–	–
	70,274	20,630	48,494

Statement of Cash Flows (Unaudited) Con't

	Consolidated		
	6 months 30 Sep 06 $'000	6 months 30 Sep 05 $'000	Year to 31 Mar 06 $'000
Reconciliation of profit to cash flows from operating activities			
Group profit after taxation	25,614	26,206	63,945
Add/(deduct) non-cash items			
Depreciation and writedown of fixed assets to recoverable amount	20,742	16,407	32,909
Amortisation of intangible assets	6,409	4,153	8,546
Finance Group bad debts written off	4,986	4,799	10,395
Accrued Finance Group interest income	2,120	–	–
Accrued Finance Group interest expense	(222)	(1,590)	196
Accrued interest expense	1,460	1,015	1,005
Movement in provisions	(3,491)	(2,243)	1,386
Movement in deferred tax/ future tax benefit	1,926	809	5,277
Movement in working capital			
Payables and accruals	(18,175)	17,834	24,965
Debtors and other current assets	(13,081)	15,796	(6,210)
Inventory	(8,642)	(48,568)	(29,021)
Provision for taxation	1,839	917	(14,914)
Supplementary dividend paid	1,933	1,767	3,609
Foreign currency exchange translation	(2,310)	465	7,785
Net cash flow from operations	21,108	37,767	109,873

Statement of Movements in Equity (Unaudited)

	Consolidated		
	6 months 30 Sep 06 $'000	Year 31 Mar 06 $'000	6 months 30 Sep 05 $'000
Shareholders' equity at the beginning of the period	601,851	576,070	576,070
Group profit after taxation	25,614	63,945	26,206
Movement in currency translation reserve	(1,620)	7,292	(812)
Total recognised revenues and expenses for the period	23,994	71,237	25,394
Issue of share capital	78,296	2,068	371
Dividends	(23,855)	(47,524)	(23,747)
Shareholders' equity at the end of the period	680,286	601,851	578,088

Segments (Unaudited)

For the six months ended 30 September 2006

	USA NZ$'000	Italy NZ$'000	Australasia & Overseas Sales Companies NZ$'000	Eliminations NZ$'000	Appliances Group Total NZ$'000	Finance Group NZ$'000	**Consolidated Operations NZ$'000**
Operating revenue	238,521	53,722	553,937	(209,560)	636,620	60,062	**696,682**
Operating profit before interest, taxation and amortisation*	5,214	3,995	31,387	(929)	39,667	17,796	**57,463**
Operating profit before interest and taxation*	5,011	1,952	31,284	(929)	37,318	13,794	**51,112**
Total Assets	278,565	256,624	488,127	–	1,023,316	724,265	**1,747,581**

For the six months ended 30 September 2005

	USA NZ$'000	Italy NZ$'000	Australasia & Overseas Sales Companies NZ$'000	Eliminations NZ$'000	Appliances Group Total NZ$'000	Finance Group NZ$'000	**Consolidated Operations NZ$'000**
Operating revenue	196,277	–	505,622	(195,783)	506,116	63,833	**569,949**
Operating profit before interest, taxation and amortisation*	1,196	–	30,527	(560)	31,163	17,723	**48,886**
Operating profit before interest and taxation*	1,062	–	30,493	(560)	30,995	13,723	**44,718**
Total Assets	225,380	–	500,986	–	726,366	774,672	**1,501,038**

For the year ended 31 March 2006

	USA NZ$'000	Italy NZ$'000	Australasia & Overseas Sales Companies NZ$'000	Eliminations NZ$'000	Appliances Group Total NZ$'000	Finance Group NZ$'000	**Consolidated Operations NZ$'000**
Operating revenue	410,415	–	1,079,956	(407,721)	1,082,650	126,467	**1,209,117**
Operating profit before interest, taxation and amortisation*	10,699	–	71,197	118	82,014	36,398	**118,412**
Operating profit before interest and taxation*	10,266	–	71,063	118	81,447	28,399	**109,846**
Total Assets	270,364	–	508,364	–	778,728	781,923	**1,560,651**

The Appliances Group operates predominantly in manufacturing, sales and distribution of major household appliances. Intersegment sales are on an arm's length basis.

The Finance Group operates in the financial services sector entirely within New Zealand.

* Earnings for the USA based subsidiaries are reflective of an "arms length" return as required for taxation transfer pricing purposes. Additional profits are derived from products manufactured by the Group in New Zealand and Australia and supplied to the USA subsidiaries.

Financial Statements

The interim condensed consolidated financial statements of Fisher & Paykel Appliances Holdings Limited (the Group) have been prepared in accordance with Financial Reporting Standard 24: Interim Financial Statements, issued by the New Zealand Institute of Chartered Accountants. These financial statements should be read in conjunction with the financial statements and related notes included in the Group's Annual Report for the year ended 31 March 2006.

The financial statements for the six months ended 30 September 2006 and 30 September 2005 are unaudited. The financial information for the year ended 31 March 2006 has been extracted from the audited financial statements of the Group for that year.

The interim financial statements are stated in New Zealand dollars unless otherwise indicated.

Accounting Policies

The accounting policies used in the preparation of the financial statements for the six months ended 30 September 2006 and 30 September 2005 are consistent with those used in the preparation of the financial statements for the year ended 31 March 2006. Certain items have been reclassified in comparatives to agree with current year presentation.

Investment in Subsidaries

On 15 June 2006, the company acquired all the shares in Elba S.p.A ("Elba"), a leading European manufacturer and distributor of cooking appliances. The total consideration paid for Elba was €78.2 million (approximately $158.1 million), which was partially funded by raising equity of approximately $73 million (net of fees), with the remainder funded by debt. Under the terms of the acquisition agreement, the economic ownership of Elba transferred to the Group on 1 June 2006.

The financial effect of the acquisition has been summarised below:

	€ Million
Total Assets	
Current assets	34.6
Property plant and equipment	20.7
Licenses & Intangibles	24.0
Other assets	0.9
	80.2
Total Liabilities	
Current liabilities	(32.9)
Other liabilities	(8.3)
Parent company loan	(6.1)
Net assets acquired	32.9
Goodwill on acquisition	41.0
Total acquisition cost	73.9
Comprised of:	
Purchase price	78.0
Working capital adjustment as per Agreement	0.2
	78.2
Less assignment of Parent company loan	(6.1)
Professional fees	1.8
	73.9

Contribution to operating profit before interest and taxation from 1 June 2006 to 30 September 2006 was $1.95 million.

Contingent liabilities

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts, which have been expensed or covered by insurance.

The directors do not consider that any existing claim would have a material impact on the operations of the company.

Commitments

	Sept 2006 $'000	March 2006 $'000	Sept 2005 $'000
Capital expenditure commitments			
Within one year	**4,822**	3,805	6,119
Between one and two years	**1,459**	3,023	1,564
Between two and three years	**–**	–	1,459
Total	**6,281**	6,828	9,142
Lease commitments under non-cancellable operating leases			
Within one year	**19,909**	19,808	14,865
Between one and two years	**17,909**	18,882	14,735
Between two and three years	**15,371**	17,394	13,449
Between three and four years	**10,544**	14,229	9,946
Between four and five years	**7,358**	11,704	5,326
Over five years	**26,382**	23,005	16,134
Total	**97,473**	105,022	74,455

Subsequent Events

Interim Dividend

On 9 November 2006 the Directors approved an interim dividend of 9 cents per share for the six months ended 30 September 2006, which will be paid on 4 December 2006. The dividend will be fully imputed for New Zealand tax residents and 100 percent franked for Australian tax residents. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

Retravision (NSW) Limited

Retravision (NSW) Limited is a customer of the Appliances Group in Australia. On 24 October 2006, receivers and managers were appointed over the assets and undertaking of Retravision (NSW) Limited. The Directors are presently of the view that no material loss will arise due to this.

Implementation of International Financial Reporting Standards (NZ IFRS)

The Group has previously reported that it will adopt NZ IFRS for the year ending 31 March 2008, including comparative information for the year ending 31 March 2007. This allows time to ensure both the best application of new or revised standards and increased shareholder and analyst understanding of the effects of the transition.

The project team, under the guidance of the Group's Audit & Risk Management Committee, has substantially completed a NZ IFRS compliant opening balance sheet position as at 1 April 2006. The significant differences to the position previously reported under New Zealand Financial Reporting Standards (NZ FRS) have been summarised below:

1. Property Plant & Equipment (PPE)

Certain items classified as PPE under NZ FRS will be reclassified on transition to NZ IFRS. This includes the following items (at net book value):

- approximately $13 million of software assets reclassified as intangible assets
- approximately $3 million of patent & trademark assets reclassified as intangible assets
- approximately $1 million of land expected to be sold within 12 months of the transition balance date reclassified as a non-current asset held for sale

The Directors' are also considering restating selected properties at deemed cost at the date of transition to NZ IFRS.

2. Accounting for Goodwill

Under NZ FRS the Group's accounting policy is that the excess of cost over the fair value of the net assets of subsidiaries acquired is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Under NZ IFRS (NZ IAS38) goodwill cannot be amortised but will be subject to an impairment test annually and also whenever there is an indication that the goodwill may have been impaired. In the current year, goodwill amortisation will amount to approximately $7 million. This includes the effect of goodwill amortisation on acquisition of Elba of approximately $5 million (subject to fair value adjustments).

3. Accounting for Taxation

Under NZ FRS the Group accounts for deferred tax on an income basis.

Under NZ IFRS (NZ IAS12) deferred tax will be calculated using a "balance sheet" approach. Deferred tax assets and liabilities will be recognised where there are temporary differences between the accounting and tax value of balance sheet items.

Under NZ FRS certain properties were revalued in 1992 and also depreciation on buildings was treated as a permanent difference. Under NZ IFRS, a deferred tax liability will be recognised on the temporary difference arising. In addition, several of the provisions and liabilities mentioned elsewhere in this note will have a deferred tax impact under NZ IFRS. The net effect of all these adjustments will result in an additional deferred tax asset of approximately $5 million.

Certain intangible assets are treated differently for accounting and tax purposes and under NZ IFRS this will result in recognition of additional deferred tax. On transition to NZ IFRS, an additional deferred tax asset of approximately $4 million will be recognised in respect of the DCS brand. This will transpose to a deferred tax liability over the remaining useful tax life of the brand, which will only crystallise on impairment or sale of the asset.

In addition, a deferred tax liability of approximately $35 million will be recognised in respect of the Farmers Finance Licenses, which will crystallise over the finite life of the asset.

4. Employee Share Ownership and Share Option Schemes

The Group operates both employee share ownership and employee share option schemes. Under NZ FRS no compensatory expense is recognised in the statement of financial performance.

Under NZ IFRS (NZ IFRS2) the compensatory component of these schemes will be valued at the date of issue or grant using an appropriate valuation methodology and allocated over the vesting period of the share option or share ownership schemes.

On transition, a debit of approximately $2 million will be made to opening retained earnings and an offsetting credit to other reserves in respect of the combined effect of these share based payment schemes.

5. Other Employee Benefits

Currently employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees and are fully vested.

Under NZ IFRS (NZ IAS19) long service leave is recognised on an actuarial basis, resulting in recognition of approximately an additional $8 million provision with a corresponding adjustment of $5 million to retained earnings (net of tax).

The Group operates a pension plan for employees. The majority of the Group's employees are members of a defined contribution plan and under NZ FRS contributions to the plan are expensed when made, consistent with the treatment required under NZ IFRS. There is also a defined benefit plan for a small number of employees, which is closed to new entrants. Under NZ IFRS, the Group will be required to recognise the surplus or deficit of the defined benefit plan as an asset or liability in the Statement of Financial Position with the resulting movement recognised in the Income Statement.

Subject to an actuarial valuation, a liability will be recognised in the opening balance sheet under NZ IFRS in respect of the defined benefit scheme with a corresponding adjustment to retained earnings (net of tax).

6. Warranty Provision

Warranties offered with the Group's products vary, but are generally 2 years parts and labour, although a number of products have a limited 5 year warranty.

Under NZ IFRS, where the effects of the time value of money are material, the provision amount is stated at the present value of the expected expenditures required to settle the obligation. On transition to NZ IFRS, the effect of restating the provision amount to its present value is a reduction of approximately $1 million, with a corresponding adjustment to retained earnings.

7. Hedge Accounting

The Group maintains an off-balance sheet portfolio of forward exchange contracts and currency options to hedge the currency risks associated with both future sales and purchasing requirements. The Group also uses financial instruments as hedges to manage exposure to interest rate risks.

Under NZ IFRS (NZ IAS39) all derivative contracts, whether used as hedging instruments or otherwise will be recognised at fair value in the Statement of Financial Position. Changes in the fair value of the derivatives will be recognised in the Income Statement unless strict hedge criteria are met. On transition, the Group has met hedge accounting requirements for the majority of its exposures and expects to continue to meet these requirements in the future.

On transition to NZ IFRS, a fair value adjustment will result in a liability of approximately $5 million with a corresponding adjustment to retained earnings.

8. Foreign Currencies

It has been assessed, based on the criteria in NZ IAS21 and the current nature of the Group's operations, that the functional currencies of all foreign subsidiary companies are unchanged from NZ FRS.

On transition to NZ IFRS, the Group has elected to apply NZ IFRS1 with respect to cumulative translation differences and the balance of the foreign currency translation reserve is deemed to be zero. This results in a credit of $2.5 million to the foreign currency translation reserve with a corresponding debit to retained earnings.

9. Leases

Under NZ IFRS (NZ IAS17), operating lease payments are recognised as an expense on a straight-line basis where there is a fixed increase in rentals, regardless of the basis for making those payments. This will result in recognition of an additional liability of approximately $2 million with a corresponding adjustment to retained earnings (net of tax).

An additional finance lease will be recognised, resulting in approximately a $5 million non-current asset and corresponding finance lease creditor.

The areas identified above should not be taken as an exhaustive list of all the differences between NZ FRS and NZ IFRS. The above impacts are based on management's current interpretation of the standards that have been released to date. There is potential for the significance of these impacts to change when the Group prepares its first set of NZ IFRS financial statements due to changes in the standards, changes in our business or changes in management's interpretation of the standards.

The Group will provide users of the financial statements with updated information about the impacts of NZ IFRS on the Group's earnings, cash flows and financial position in its final Annual Report under NZ FRS for the year ending 31 March 2007.

PRICEWATERHOUSECOOPERS

Accountants' Report

To the shareholders of Fisher & Paykel Appliances Holdings Limited

PricewaterhouseCoopers
188 Quay Street
Private Bag 92162
Auckland, New Zealand
Telephone +64 9 355 8000
Facsimile +64 9 355 8001
www.pwc.com/nz

We have reviewed the interim consolidated financial statements. The interim consolidated financial statements provide information about the past consolidated financial performance and consolidated cash flows of the Company and Group for the period ended 30 September 2006 and its consolidated financial position as at that date. This information is stated in accordance with the accounting policies set out on pages 40 to 43 of the most recent Annual Report.

Directors' responsibilities

The Company's Directors are responsible for the preparation and presentation of the interim consolidated financial statements that present fairly the consolidated financial position of the Group as at 30 September 2006 and its consolidated financial performance and consolidated cash flows for the period ended on that date.

Accountants' responsibilities

We are responsible for reviewing the interim consolidated financial statements presented by the Directors in order to report to you whether, in our opinion and on the basis of the procedures performed by us, anything has come to our attention that would indicate that the interim consolidated financial statements do not present fairly the matters to which they relate.

Basis of opinion

A review is limited primarily to enquiries of Group personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit on the interim consolidated financial statements and, accordingly, we do not express an audit opinion.

We have reviewed the interim consolidated financial statements of the Group for the period ended 30 September 2006 in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.

We have no relationship with or interests in the Group or any of its subsidiaries other than in our capacity as accountants conducting this review, auditors of the annual financial statements and providers of accounting advisory services.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements do not present fairly the consolidated financial position of the Group as at 30 September 2006 and its consolidated financial performance and consolidated cash flows for the period ended on that date.

Our review was completed on 9 November 2006 and our review opinion is expressed as at that date.

PricewaterhouseCoopers

Chartered Accountants Auckland

Directors

Gary A Paykel – Chairman
John W Gilks – Deputy Chairman
John H Bongard – Chief Executive Officer & Managing Director
Norman M T Geary
W Lindsay Gillanders
Peter D Lucas
Ralph G Waters
J Julian A Williams

Share Registry

New Zealand
Computershare Investor Services Ltd
Private Bag 92119, Auckland 1020, New Zealand
Telephone: +64 9 4888777 Facsimile: +64 9 4888787

Australia
Computershare Investor Services Pty Ltd
GPO Box 7045, Sydney, NSW, Australia
Telephone: +61 2 82345478 Facsimile: +61 2 82345190

Fisher & Paykel Finance Limited

Registered Office

31 Highbrook Drive, East Tamaki, Auckland, New Zealand
Telephone: +64 9 5258550 Facsimile: +64 9 5258584

Debenture Registry

Computershare Investor Services Limited
Private Bag 92119, Auckland 1020, New Zealand
Telephone: +64 9 4888715 Facsimile: +64 9 4888787

Directory

Fisher & Paykel Appliances Holdings Limited

Registered Offices

New Zealand
78 Springs Road, East Tamaki, Auckland, New Zealand

Australia
Weippin Street, Cleveland, Queensland 4163, Australia

Contact Details

New Zealand
PO Box 58546, Greenmount, Auckland 1730, New Zealand
Telephone: +64 9 2730600 Facsimile: +64 9 2730609

Australia
PO Box 798, Cleveland, Queensland 4163, Australia
Telephone: +61 7 38269100 Facsimile: +61 7 38212666

USA
5900 Skylab Road, Huntington Beach, CA 92647, USA
Telephone: +1 714 3727000 Facsimile: +1 714 3727002

Internet Address
www.fisherpaykel.com

e-Mail
corporate.enquiries@fp.co.nz